UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SUNSHINE HEART, INC.

(Name of Issuer)

Common Stock

(Title of Securities)

86782U304

(CUSIP Number)

Nimish Patel, Esq.

c/o Mitchell Silberberg & Knupp

11377 West Olympic Boulevard

Los Angeles, California 90064

(310) 312-3102

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 23, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86782U304

1.	Names of Reporting Persons
Ki Yong Choi

IRS Identification Nos. of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power	245,000

8.	Shared Voting Power	0

9.	Sole Dispositive Power	245,000

10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 245,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1% (1)

14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 2,690,674 shares of common stock outstanding as reported by the Company in a Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2017.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.0001 per share, of Sunshine Heart, Inc. (the “Company”). The Company is located at 12988 Valley View Road, Eden Prairie, Minnesota 55344.

Item 2.	Identity and Background.

(a) The reporting person’s name is Ki Yong Choi.

(b) The reporting person’s address is 36 Great Circle Drive, Mill Valley, California 94941.

(c) The reporting person is the president and sole shareholder of Cathedral Hill Associates, Inc., a hotel operations and management corporation, which owns and operates three hotels.

(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The reporting person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The reporting person acquired 145,000 shares of the Company’s common stock with personal funds distributed to him by Cathedral Hill Associates, Inc. The shares were purchased in the open market on March 23, 2017, March 24, 2017 and March 27, 2017. No funds were borrowed for these purchases.

Item 4.	Purpose of Transaction.

The reporting person has acquired the shares of common stock for investment purposes. Depending on market conditions, continuing evaluation of the business and prospects of the Company and other factors, the reporting person may dispose of or acquire additional shares of the Company’s common stock or other securities of the Company or pursue strategic transactions as opportunities arise. Otherwise, the reporting person does not, as of the date of this filing, have any plans or proposals that would relate to or result in:

(a) the acquisition of additional securities of the Company, or the disposition of securities of the Company although, as noted above, the reporting person reserves the right to acquire or dispose of the Company’s securities in the future;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The reporting person owns 245,000 shares of the Company’s common stock, representing approximately 9.1% of the shares of common stock outstanding, based on 2,690,674 shares outstanding on March 23, 2017 as reported by the Company in a Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2017. The reporting person has sole voting and dispositive power over the common stock. During the past 60 days, the reporting person purchased a total of 100,000 shares of the Company’s common stock between January 23, 2017 and March 2, 2017.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2017

/s/ Ki Yong Choi
Ki Yong Choi